FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1:  Name and Address of Company

Burcon NutraScience Corporation ("Burcon")
1946 West Broadway
Vancouver, British Columbia, Canada
V6J 1Z2

Item 2:  Date of Material Change

November 30, 2016.

Item 3:  News Release

A news release with respect to the material change described herein was disseminated on December 1, 2016 and December 9, 2016 through GlobeNewswire.

Item 4:  Summary of Material Change

On October 24, 2016, Burcon announced that it was offering rights (the "Rights Offering") to holders of its common shares ("Common Shares") of record at the close of business on November 3, 2016 (the "Record Date"). Pursuant to the Rights Offering, each holder of Common Shares received one transferable right (a "Right") for each Common Share held. Every 18 Rights entitled a holder to purchase one Common Share at a price of $2.58 (the "Subscription Price").

In connection with the Rights Offering, on October 24, 2016, Burcon entered into a standby commitment agreement (the "Standby Commitment Agreement") with ITC Corporation Limited ("ITC") and Mr. Allan Yap ("Mr. Yap"). Pursuant to the Standby Commitment Agreement, ITC and Mr. Yap agreed to purchase from Burcon such number of Common Shares that are available to be purchased, but not otherwise subscribed for under the Rights Offering, and that would result in a maximum of 1,990,708 Common Shares being issued under the Rights Offering (the "Standby Commitment").

On December 1, 2016, Burcon announced that it had completed the Rights Offering to holders of Common Shares of record on the Record Date. The Rights Offering was oversubscribed and as such, Burcon issued 1,990,708 Common Shares, representing approximately 5.26% of the currently issued and outstanding Common Shares, at the Subscription Price for aggregate gross proceeds to Burcon of $5,136,026.

Item 5.1:  Full Description of Material Change

On October 24, 2016, Burcon announced that it would be offering Rights to holders of its Common Shares as of the Record Date. Pursuant to the Rights Offering, each holder of Common Shares received a Right for each Common Share held. Every 18 Rights entitled a holder to purchase one Common Share at the Subscription Price. The Rights Offering included an additional subscription privilege under which holders of Rights who fully exercised their Rights were entitled to subscribe pro rata for additional Common Shares, if available, that were not otherwise subscribed for in the Rights Offering. The Rights Offering was conducted in all of the Provinces and Territories of Canada (the "Eligible Jurisdictions").

A Rights Offering notice (the "Notice"), together with a Rights certificate, was mailed to registered holders of Common Shares in the Eligible Jurisdictions as of the Record Date. Full details of the Rights Offering, including information regarding the distributions of the Rights and the procedures to be followed, were included in the Rights Offering circular, which was filed on October 24, 2016, together with the Notice, under Burcon's profile on SEDAR at www.sedar.com. To subscribe for Common Shares, a completed Rights certificate, together with payment in full of the Subscription Price for each Common Share subscribed for, had to be received by the subscription agent for the Rights Offering, Computershare Investor Services Inc., prior to the expiry of the Rights at 5:00 p.m. (Toronto time) on November 30, 2016. Shareholders who own their Common Shares through an intermediary, such as a bank, trust company, securities dealer or broker, received materials and instructions from their intermediary. The Rights were listed for trading on the Toronto Stock Exchange (the "TSX") beginning on November 1, 2016 under the symbol "BU.RT". Trading in the Rights on the TSX ceased at 12:00 p.m. (Toronto time) on November 30, 2016.

On December 1, 2016, Burcon announced that it had completed the Rights Offering to holders of Common Shares of record on the Record Date. The Rights Offering was oversubscribed and as such, Burcon issued 1,990,708 Common Shares at the Subscription Price for aggregate gross proceeds to Burcon of $5,136,026. The Common Shares issued upon exercise of the Rights have been listed on the TSX. As of the closing date of the Rights Offering, Burcon had 37,823,458 Common Shares issued and outstanding.

A total of 1,518,032 Common Shares were issued pursuant to the basic subscription privilege of the Rights Offering. Of these, 549,558 Common Shares were issued to insiders of Burcon and 968,474 Common Shares were issued to all other persons.

A total of 472,676 Common Shares were issued pursuant to the additional subscription privilege of the Rights Offering. Of these, 10,000 Common Shares were issued to insiders of Burcon and 462,676 Common Shares were issued to all other persons.

ITC and Mr. Yap, Burcon's Chairman of the Board and Chief Executive Officer, acted as guarantors of the Rights Offering, having agreed to purchase from Burcon such number of Common Shares available to be purchased, but not otherwise subscribed for, that would result in 1,990,708 Common Shares being issued under the Rights Offering (the "Standby Commitment"). As the Rights Offering was over-subscribed, ITC and Mr. Yap were not required to fulfill their respective obligations under the Standby Commitment. However, to Burcon's knowledge, each of ITC and Allan Yap did exercise their basic subscription privilege under the Rights Offering in order to maintain their respective proportionate ownership interest in Burcon.

As compensation for providing the Standby Commitment, each of ITC and Mr. Yap received non-transferrable Common Share purchase warrants (the "Standby Warrants") entitling ITC to acquire up to 253,815 Common Shares and Mr. Yap to acquire up to 243,862 Common Shares at an exercise price of $2.58 per share. The Standby Warrants will expire two years after issuance, on November 30, 2018. In accordance with the policies of the TSX, the exercise of the Standby Warrants by each of ITC and Mr. Yap is subject to shareholder approval, which will be sought at Burcon's next annual meeting, which is expected to be held in September 2017.

The net proceeds of the Rights Offering will be used to fund Burcon's ongoing and expanded research and development program, further strengthen and expand its intellectual property portfolio and for general working capital. Burcon's research and development will be focused on its Peazazz® pea protein extraction and purification technology. Burcon will continue its discussions with a select group of potential strategic partners to commercialize Peazazz®. Research and development work, ranging from applications work to shelf-life testing, is and will continue to be undertaken to provide samples to these parties for potential market applications for Peazazz®.

Item 5.2:  Disclosure for Restructuring Transactions

Not applicable.

Item 6:  Reliance on subsection 7.1(2) of National Instrument 51-102

This material change report is not being filed on a confidential basis.

Item 7:  Omitted Information

Not applicable.

Item 8:  Executive Officer

Johann F. Tergesen, President and Chief Operating Officer
Telephone: (604) 733-0896 Ext. 15
Email: jtergesen@burcon.ca

Item 9:  Date of Report

December 9, 2016.